UNITED STATE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: 3

Name of Issuer:      Actrade Financial Technologies Ltd.

Title of Class of Securities:  Common Stock, par value $ .001

CUSIP Number:  0057P 10 2

             (Date of Event Which Requires Filing of this Statement)

                                December 31,2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  0057P 10 2

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Richland SA
         Diversified Investment & Finance

2.       Check the Appropriate Box if a Member of a Group

         a.
         b.

3.       SEC Use Only

CUSIP Number:  0057P 10 2

4.   Citizenship or Place of Organization

         Republic of Panama

     Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:

     523,910

6.       Shared Voting Power:

7.       Sole Dispositive Power:

         523,910

8.       Shared Dispositive Power:

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         523,910

10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:       [ ]


11.      Percent of Class Represented by Amount in Row (9):

         5.8%

12.      Type of Reporting Person:

         CO

Item 1   (a)   Name of Issuer:  Actrade Financial Technologies Ltd.
         (b)   Address of Insurer's Principal Executive Offices:

                  7 Penn Plaza
                  Suite 422
                  New York, New York 10001

Item 2   (a) - (c).  Name and Address

                  Richland SA
                  Diversified Investment & Finance
                  72 Weizzman Street
                  Tel Aviv 62308
                  Israel

         (d)  Title of Class of Securities : Common Stock, par value $ .001

(e)      CUSIP Number:  0057P 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or
(c) check whether the person filing is:

         (a)   [ ]  Broker or dealer registered under Section 15 of the Act,

         (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act,

         (c)   [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

         (d)   [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act,

         (e)   [ ]  Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940,

         (f)   [ ]  Employee benefit Plan, Pension fund which is subject to the provisions of the Employee

                    Retirement Income Security Act of 1974 or Endowment Fund,

         (g)   [ ]  Parent Holding company, in accordance with Rule 13d-1(b)(ii)
                      (G),

         (h)   [ ]  Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,

         (i)   [ ]  Church Plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

         (j)   [ ]  Group, in accordance with rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  [X]

Item 4.  Ownership.

(a)      Amount Beneficially Owned: 523,910

(b)      Percent of Class:          5.8%

         (c)

Item 5.  Ownership of Five Percent or Less of a Class.

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Total Shares owned as of December 31, 2000 represents less than Five Percent of the total issued and outstanding Shares of the Company.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Richland SA

         By: /s/Joseph Stabholz
             ------------------------------
                Joseph Stabholz

         February 12, 2001

         --------------
         Date

                                    AGREEMENT

The undersigned agree that this Schedule 13G dated February 12, 2001 relating to the Common Stock of Actrade International, Ltd. shall be filed on behalf on the undersigned.

                                             Richland SA

                                             By: /s/Joseph Stabholz
                                                 -----------------------------
                                                    Joseph Stabholz